UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 29, 2006



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 29, 2006  -  Transaction in Own Shares








29 August 2006
                                   BUNZL PLC

                           TRANSACTION IN OWN SHARES


Bunzl plc ("Bunzl") announces that it has today purchased through JP Morgan Cazenove Limited 200,000 of its ordinary shares at a price of 660.62p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Bunzl holds 200,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 347,269,829.

This purchase was made pursuant to the authority that was granted by shareholders at the Annual General Meeting held on 17 May 2006 and is consistent with Bunzl's objective of maintaining an appropriate balance sheet structure while continuing with the strategic priority of growing both organically and by acquisition. Further purchases may be made from time to time subject to market conditions.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 29, 2006                        By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer